Exhibit 99.1
Gerdau Ameristeel Announces Revision of Financial Information Related to Subsidiary Guarantors
TAMPA, FL. October 9, 2007 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) announced today the revision of the footnote presentation of historical financial information related to its subsidiary guarantors. The revisions do not affect the Company’s consolidated financial position or consolidated results of operations for any of the affected periods, nor do the revisions adversely impact its compliance with debt covenants or ratios. The revisions are in the condensed consolidating financial information regarding the Company, GUSAP Partners, the combined guarantors and the combined non-guarantors of the Company’s senior notes presented in the footnotes to the financial statements. This data is required under U.S. securities laws to be presented in the notes to the Company’s financial statements for so long as the senior notes are outstanding. The previously reported financial information did not reflect the investment in subsidiaries under the equity method. Additionally, a subsidiary which was a guarantor subsidiary was incorrectly classified as a non-guarantor subsidiary. The Company is concurrently filing financial statements giving effect to the change as at and for the years ended December 31, 2006 and 2005 and as of March 31, 2007 and for the three months ended March 31, 2007 and 2006.
The revisions for the three and six months ended June 30, 2007 were reflected in the Company’s financial statements for the six months ended June 30, 2007, filed previously. The financial statements being filed revise the note as at and for the years ended December 31, 2006 and 2005 and as at March 31, 2007 and for the three months ended March 31, 2007 and 2006.
The Company has discussed the matters in this release with Deloitte & Touche LLP, its independent registered public accounting firm, and PriceWaterhouseCoopers LLP, its former independent registered public accounting firm.
About Gerdau Ameristeel:
Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through its vertically integrated network of 19 minimills (including one 50% owned joint venture minimill), 19 scrap recycling facilities and 62 downstream operations, Gerdau Ameristeel serves customers throughout North America. The Company’s products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufactures for use in a variety of industries, including construction, , mining, transportation and automotive, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Gerdau Ameristeel’s common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol GNA. For additional investor information, visit www.gerdauameristeel.com.
Forward Looking Statements
This press release contains forward looking statements with respect to Gerdau Ameristeel Corporation, including its business operations, strategy, financial performance, and condition. Although management believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including demand for steel products, availability and costs of electricity, natural gas and raw materials, government regulations and trade policies affecting steel imports or exports in Canada and the United States, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.
For more information, please contact:
Barbara Smith
Vice President Finance and Chief Financial Officer
Gerdau Ameristeel
(813) 319-4324
basmith@gerdauameristeel.com